UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to Shareholders

Capital Stock Increase through Subscription of New Shares

As resolved in the Special Shareholders’ Meeting held on December 17, 2015, Bradesco is promoting the capital stock increase in the amount of R$3,000,000,000.00, by issuing 164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares and 82,198,074  are preferred shares, at the price of R$19.20 per common share and R$17.21 per preferred share, to private subscription by the shareholders.

Thus, it clarifies that:

•      the shareholders will be able to exercise their preemptive rights in the period from January 4, 2016 to February 5, 2016, in the proportion of 3.275740457% over the shareholding position held on December 17, 2015, in shares of the same type;

•      the shareholders with shares held in custody at BMFBOVESPA S.A.- Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) must exercise their rights in their respective depositor Brokers up to February 3, 2016;

•      shareholders who do not wish to exercise their preemptive rights to subscription will be able to trade them in BM&FBOVESPA, at market price, until January 29, 2016, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. or another broker they choose;

•      the subscription reports will be available to the shareholders in Bradesco’s branch network, in the period from January 4, 2016 to February 5, 2016. For those with complete registration data in the Company’s records, one copy of the report will be sent by mail, and the shareholder who wishes to exercise his/her rights must deliver it filled at the Bradesco’s network branches until February 5, 2016;

•      regardless of the delivery date of the subscription report, the payment of the amount corresponding to 100% of shares subscribed shall occur on March 1, 2016, the same date proposed for the payment of complementary interest on shareholders’ equity declared on December 16, 2015, and the shareholder must choose one of the forms provided for in the subscription report:

✓ compensation with credits of the aforementioned complementary interest on shareholders’ equity. In this case, the exercise of the right of subscription of the shares will not cause any disbursement of new resources by the shareholders registered in the Bank’s record on December 16, 2015;

✓ debt in current account maintained in Bradesco;

✓ check payable to mentioned Bradesco.

•      eventual remaining shares, after the deadline for the exercise of the right of preference has expired, will be sold through an auction to be held at BM&FBOVESPA, in accordance with the provisions established in the Board of Directors’ proposal and in the relevant legislation.

Subscribed Shares Right - they shall be entitled to dividends and/or monthly and eventually complementary interest on shareholders’ equity that are declared as of the date of their inclusion in the shareholders’ position. They shall also be fully entitled to eventual advantages attributed to the other shares as of the mentioned date.

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President

Should  you  have  any  questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail: 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 4, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.